SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                   AQUILA INC.

                                (Name of Issuer)

                           Common Stock, $1 par value

                         (Title of Class of Securities)

                                    03840P102
                                 (CUSIP Number)


                                  Joel M. Frank
                              OZ Management, L.L.C.
                         9 West 57th Street, 39th Floor
                               New York, NY 10019
                                  212-790-0000

                                 with a copy to:

                            Daniel S. Sternberg, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                  212-225-2000

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                              September 24, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X}





The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------
CUSIP No. 03840P102
-------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OZ Management, L.L.C.

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                    (b)[ ]
     3        SEC USE ONLY

     4        SOURCE OF FUNDS
              OO.  See Item 3

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

                               7       SOLE VOTING POWER
                                       19,006,375. See Item 5
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
          EACH                         0
  REPORTING PERSON WITH
                               9       SOLE DISPOSITIVE POWER
                                       19,006,375. See Item 5

                               10      SHARED DISPOSITIVE POWER
                                       0

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,006,375. See Item 5

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.6%. See Item 5

     14       TYPE OF REPORTING PERSON
              IA

-------------------
CUSIP No. 03840P102
-------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OZF Management, LP

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                    (b)[ ]
     3        SEC USE ONLY

     4        SOURCE OF FUNDS
              OO.  See Item 3

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
          EACH                         5,229,179. See Item 5
  REPORTING PERSON WITH
                               9       SOLE DISPOSITIVE POWER
                                       0

                               10      SHARED DISPOSITIVE POWER
                                       5,229,179. See Item 5

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,229,179. See Item 5

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.1%. See Item 5

     14       TYPE OF REPORTING PERSON
              PN

-------------------
CUSIP No. 03840P102
-------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OZF Management, L.L.C

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                    (b)[ ]
     3        SEC USE ONLY

     4        SOURCE OF FUNDS
              OO.  See Item 3

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
          EACH                         5,229,179. See Item 5
  REPORTING PERSON WITH
                               9       SOLE DISPOSITIVE POWER
                                       0

                               10      SHARED DISPOSITIVE POWER
                                       5,229,179. See Item 5

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,229,179. See Item 5

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.1%. See Item 5

     14       TYPE OF REPORTING PERSON
              OO

-------------------
CUSIP No. 03840P102
-------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel S. Och

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                    (b)[ ]
     3        SEC USE ONLY

     4        SOURCE OF FUNDS
              OO.  See Item 3

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

                               7       SOLE VOTING POWER
                                       19,006,375. See Item 5
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
          EACH                         5,229,179. See Item 5
  REPORTING PERSON WITH
                               9       SOLE DISPOSITIVE POWER
                                       19,006,375. See Item 5

                               10      SHARED DISPOSITIVE POWER
                                       5,229,179. See Item 5

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,235,554. See Item 5

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              9.6%. See Item 5

     14       TYPE OF REPORTING PERSON
              IN

-------------------
CUSIP No. 03840P102
-------------------

     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen C. Friedheim

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)[X]
                                                                    (b)[ ]
     3        SEC USE ONLY

     4        SOURCE OF FUNDS
              OO.  See Item 3

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           [ ]

     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

                               7       SOLE VOTING POWER
                                       0
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
          EACH                         5,229,179. See Item 5
  REPORTING PERSON WITH
                               9       SOLE DISPOSITIVE POWER
                                       0

                               10      SHARED DISPOSITIVE POWER
                                       5,229,179. See Item 5

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,229,179. See Item 5

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                        [ ]

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.1%. See Item 5

     14       TYPE OF REPORTING PERSON
              IN

Item 1.           Security and Issuer.

                  This statement relates to the common stock, $1 par value (the "Common Stock"), of Aquila Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 20 West Ninth Street, Kansas City, Missouri 64105.

Item 2.           Identity and Background.

                  This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

                  (i) OZ Management, L.L.C. ("OZ") is a Delaware limited liability company. OZ is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of investment funds and discretionary accounts holding securities over which OZ has voting and dispositive power. OZ may be deemed to have beneficial ownership with respect to the shares of Common Stock held by those funds and accounts.

                  (ii) OZF Management, L.P. ("OZF") is a Delaware limited liability partnership. OZF's principal business is managing a number of investment funds holding securities over which OZF has voting and dispositive power. OZF may be deemed to have beneficial ownership with respect to the shares of Common Stock held by those funds and accounts (such funds, together with the investment funds managed by OZ, the "Accounts").

                  (iii) OZF Management, L.L.C. (the "General Partner"), a Delaware limited liability company, is the general partner of OZF and may be deemed to have beneficial ownership with respect to the shares of Common Stock held by the Accounts managed by OZF. The General Partner's principal business is acting as the general partner of OZF.

                  (iv) Daniel S. Och, a United States citizen, is the Senior Managing Member of OZ and a Managing Member of the General Partner and as such may be deemed to have beneficial ownership with respect to the shares of Common Stock held by the Accounts. Mr. Och's principal business is to serve as an investment adviser.

                  (v) Stephen C. Friedheim, a United States citizen, is a Managing Member of the General Partner and as such may be deemed to have beneficial ownership with respect to the shares of Common Stock held by the Accounts managed by OZF. Mr. Friedheim's principal business is to serve as an investment adviser.

                  The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

                  None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Common Stock reported in Item 5 as beneficially owned by the Reporting Persons were previously acquired with funds of approximately $72.75 million (including brokerage commissions). All funds to acquire such shares of common stock were provided from capital of the Accounts managed by OZ and OZF.

Item 4.           Purpose of Transaction.

                  Advisory clients of OZ and OZF are the beneficial owners of approximately 9.6% of the Common Stock, and, based on current publicly available information, are among the Issuer's largest beneficial owners of the Common Stock. In view of the significance of this shareholding, OZ and OZF intend to take an active interest in the business and affairs of the Issuer, including the Issuer's strategic direction, corporate governance and management, and to communicate from time to time with the Issuer's board of directors and executive management and with other holders of the Common Stock regarding such matters.

                  Other than as described above, none of the Reporting Persons has any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. OZ and/or OZF may in the future acquire additional shares of Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by it in one or more transactions. Additionally, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent they deem advisable.

Item 5.           Interest in Securities of the Issuer.

                  (a), (b) OZ serves as investment manager to a number of investment funds and discretionary accounts with respect to which it has sole voting and dispositive authority over 11,771,635 shares of Common Stock and 900,000 Premium Income Equity Securities or PIES, representing the Issuer's 6.75% mandatorily convertible senior notes (the "PIES"), which are currently convertible into 7,234,740 shares of Common Stock. Therefore OZ may be deemed to be, for purposes of Regulation 13D-G under the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of 19,006,375 shares of Common Stock, representing approximately 7.6% of the outstanding shares of Common Stock.

                  OZF serves as principal investment manager to a number of investment funds with respect to which it has shared voting and dispositive authority over 2,817,599 shares of Common Stock and 300,000 PIES, which are currently convertible into 2,411,580 shares of Common Stock. Therefore, OZF may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 5,229,179 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

                  The General Partner, as general partner in OZF, may be deemed to control OZF and therefore may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 5,229,179 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

                  Mr. Daniel S. Och is the Senior Managing Member of OZ and along with Mr. Friedheim a Managing Member of the General Partner. As such, Mr. Och may be deemed to control such entities and therefore may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 24,235,554 shares of Common Stock, representing approximately 9.6% of the outstanding shares of Common Stock.

                  Mr. Stephen C. Friedheim, along with Mr. Och, is a Managing Member of the General Partner. As such, Mr. Friedheim may be deemed to control such entity and therefore may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 5,229,179 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

                  Each of the Reporting Persons hereby disclaims any beneficial ownership of such Common Stock.

                  All percentages of shares of Common Stock owned described in this statement are based upon a pro forma outstanding amount of 205,335,505 shares of Common Stock, which was calculated based on the sum of (i) 195,689,185 shares of Common Stock outstanding at July 29, 2004, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and
(ii) 9,646,320 shares of Common Stock issuable upon conversion of the PIES beneficially owned by the Reporting Persons which were assumed as outstanding for purposes of these calculations, in accordance with Regulation 13D-G.

                  (c) Except as set forth in Schedule I, none of the Reporting Persons has effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

                  (d) No person other than the respective advisory clients of OZ and OZF have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Other than as described in this statement, there are no contracts, arrangements understandings or relationships (legal or otherwise) between the Reporting Persons, or between such persons or any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.

1. Joint Acquisition Statement Pursuant to Rule 13d-1(k).

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2004                      OZ MANAGEMENT, L.L.C.

                                                /s/ Daniel S. Och
                                                -------------------------------
                                                By:  Daniel S. Och
                                                Title: Senior Managing Member


                                                OZF MANAGEMENT, L.P.
                                                By OZF MANAGEMENT, L.L.C., its
                                                General Partner


                                                /s/ Daniel S. Och
                                                -------------------------------
                                                By:  Daniel S. Och
                                                Title: Managing Member


                                                /s/ Stephen C. Friedheim
                                                -------------------------------
                                                By:  Stephen C. Friedheim
                                                Title: Managing Member


                                                OZF MANAGEMENT, L.L.C.

                                                /s/ Daniel S. Och
                                                -------------------------------
                                                By:  Daniel S. Och
                                                Title: Managing Member


                                                /s/ Stephen C. Friedheim
                                                -------------------------------
                                                By:  Stephen C. Friedheim
                                                Title: Managing Member


                                                /s/ Daniel S. Och
                                                -------------------------------
                                                Daniel S. Och


                                                /s/ Stephen C. Friedheim
                                                -------------------------------
                                                Stephen C. Friedheim

                                   SCHEDULE I
                TRANSACTIONS IN THE PAST SIXTY DAYS BY OZ AND OZF

         Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange, or in the case of the transactions on August 18-19, 2004, were purchased from the underwriters in an underwritten public offering.

                                       OZ
                                       --

                                  Common Stock
    Date             Purchase/Sale       Number of Shares       Price per Share
    ----             -------------       ----------------       ---------------
   8/9/04                Sale                 1,700                  $3.19
   8/9/04                Sale                 13,654                 $3.18
   8/9/04              Purchase               13,861                 $3.18
   8/18/04             Purchase             3,000,000                $2.55
   9/7/04                Sale                 7,255                  $2.92
   9/7/04              Purchase               16,763                 $2.94

                                      PIES
    Date             Purchase/Sale       Number of Units        Price per Share
    ----             -------------       ---------------        ---------------
   8/19/04             Purchase              900,000                  $25


                                       OZF
                                       ---

                                  Common Stock
    Date             Purchase/Sale       Number of Shares       Price per Share
    ----             -------------       ----------------       ---------------
   8/18/04             Purchase             1,000,000                $2.55

                                      PIES
    Date             Purchase/Sale       Number of Units        Price per Share
    ----             -------------       ---------------        ---------------
   8/19/04             Purchase              300,000                  $25

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others, except to the extent that he or it know or has reason to believe that such information is inaccurate.

Dated:  September 30, 2004                      OZ MANAGEMENT, L.L.C.

                                                /s/ Daniel S. Och
                                                -------------------------------
                                                By:  Daniel S. Och
                                                Title: Senior Managing Member


                                                OZF MANAGEMENT, L.P.
                                                By OZF MANAGEMENT, L.L.C., its
                                                General Partner


                                                /s/ Daniel S. Och
                                                -------------------------------
                                                By:  Daniel S. Och
                                                Title: Managing Member


                                                /s/ Stephen C. Friedheim
                                                -------------------------------
                                                By:  Stephen C. Friedheim
                                                Title: Managing Member


                                                OZF MANAGEMENT, L.L.C.

                                                /s/ Daniel S. Och
                                                -------------------------------
                                                By:  Daniel S. Och
                                                Title: Managing Member


                                                /s/ Stephen C. Friedheim
                                                -------------------------------
                                                By:  Stephen C. Friedheim
                                                Title: Managing Member


                                                /s/ Daniel S. Och
                                                -------------------------------
                                                Daniel S. Och


                                                /s/ Stephen C. Friedheim
                                                -------------------------------
                                                Stephen C. Friedheim